UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Autonomix Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05330T 106

(CUSIP Number)

Walter Klemp
c/o Autonomix Medical, Inc.

21 Waterway Avenue, Suite 300

The Woodlands, TX 77380
713-588-6150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05330T 106	13D	Page 1 of 5 pages

1	Names of Reporting Persons Walter V. Klemp
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,015,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,015,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,015,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person IN

CUSIP No. 05330T 106	13D	Page 2 of 5 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Autonomix Medical, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 21 Waterway Avenue, Suite 300, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Walter V. Klemp (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Autonomix Medical, Inc., 21 Waterway Avenue, Suite 300, The Woodlands, Texas 77380. The Reporting Person’s present principal occupation is Chairman of the Board and Chief Executive Officer of Moleculin Biotech, Inc. located at 5300 Memorial Dr. Suite 950. Houston, Texas 77007. The Reporting Person is the Executive Chairman of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes the agreements pursuant to which the securities beneficially owned by the Reporting Person were acquired.

Item 4.	Purpose of Transaction.

In January 2022, the Issuer entered into a director offer letter with the Reporting Person to serve as its Executive Chairman. Pursuant to the letter, the Issuer agreed to pay the Reporting Person annual board fees of $200,000 per year. In connection with the Reporting Person’s appointment to the Board, the Issuer issued the Reporting Person a stock grant of 2,890,000 shares of common stock.

In March 2023, the Issuer completed a private placement of common stock at a purchase price of $2.00 per share. In connection with such private placement, the Reporting Person purchased 50,000 shares of common stock.

In September 2023, the Issuer commenced a private placement of convertible notes with a maturity date of December 31, 2025. For each dollar in principal amount of convertible notes purchased, the Issuer issued a warrant to purchase 0.25 shares of its common stock, with an exercise price of $1.00 per share. The Reporting Person acquired $100,000 in principal amount of the convertible notes and received a warrant to purchase 25,000 shares of common stock. Upon the listing of the Issuer’s common stock on a national securities exchange, the principal amount of the convertible notes converted into 50,000 shares of Issuer common stock at a conversion price of $2.00 per share.

The purchasers of the convertible notes agreed for a period of six months after the listing of the Issuer common stock on a national securities exchange, to lock-up the shares of common stock underlying the convertible notes and warrants, and thereafter the foregoing lock-up will cease to apply to 1/4th of the shares of common stock underlying the convertible notes and warrants each month for a period of four months.

In connection with the Issuer’s initial public offering, the Reporting Person entered into a lock-up agreement with the selling agent for the offering for a period of 180 days from the closing of the offering.

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CUSIP No. 05330T 106	13D	Page 3 of 5 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 3,015,000

•	Percent of Class: 16.0%

•	Number of shares the Reporting Person has:

○	Sole power to vote or direct the vote: 3,015,000

○	Shared power to vote: 0

○	Sole power to dispose or direct the disposition of: 3,015,000

○	Shared power to dispose or direct the disposition of: 0

The share amounts reported herein consists of (i) 2,990,000 shares of common stock held of record by the Reporting Person and (ii) 25,000 shares of common stock underlying warrants to issue common stock at an exercise price of $1.00 per share.

The above percentage is based on 18,811,094 shares of common stock outstanding as of February 15, 2024.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Lock-Up Agreements, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 05330T 106	13D	Page 4 of 5 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 6.7 of the Issuer’s Form 1-A POS filed number 024-12296 filed on January 19, 2024).

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CUSIP No. 05330T 106	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2024

By:	/s/ Walter V. Klemp
Name:	Walter V. Klemp